EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before income taxes	$71,302	$(53,747)	$(56,699)	$(47,496)	$(79,173)
Add back:
Interest expense and financing costs, net	31,632	28,506	20,156	17,995	13,285
Estimate of interest component of rental expense (1)	13,596	13,052	5,853	9,971	2,046
Equity losses (earnings) from Laramie Energy, LLC	(18,369)	22,381	55,983	(2,849)	2,941
Earnings	$98,161	$10,192	$25,293	$(22,379)	$(60,901)

Fixed charges
Interest expense and financing costs, net	31,632	28,506	20,156	17,995	13,285
Estimate of interest component of rental expense	13,596	13,052	5,853	9,971	2,046
Total fixed charges	$45,228	$41,558	$26,009	$27,966	$15,331

Ratio of earnings to fixed charges	2.2	NA (2)	NA (2)	NA (2)	NA (2)
Amount by which fixed charges exceed earnings	NA	$31,366	$716	$50,345	$76,232
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(1) Consists of 33% of rental expense, which we believe to be a reasonable estimate of interest factor in our rental expense.
(2) Earnings were inadequate to cover fixed charges for the respective periods.